

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561 April 2, 2018

Mr. Umesh Patel
Chief Executive Officer
Fuse Enterprises, Inc.
444 E. Huntington Dr., Suite 105
Arcadia, CA 91006

> **Re:** **Fuse Enterprises, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2017**
> **Filed December 29, 2017**
> **File No. 333-202948**

Dear Mr. Patel:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended September 30, 2017

Item 9A – Controls and Procedures, page 12

1. We note your certifying officers concluded your disclosure controls and procedures are effective "subject to the limitations noted above." It is not appropriate to indicate your disclosure controls and procedures are effective subject to certain limitations. You must clearly state whether or not the disclosure controls and procedures are effective. Please amend the Form 10-K to delete the qualification and provide an unqualified conclusion as to the effectiveness of your disclosure controls and procedures. Your disclosures may indicate that your disclosure controls and procedures are designed to provide "only reasonable assurance" of achieving the desired control objectives; if you include that language, your conclusion as to whether such controls are or are not effective should be at that "reasonable assurance" level. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

2. Please amend your 10-K to include management's annual report on internal control over financial reporting, which includes a statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting, a statement identifying the framework used by management to evaluate the effectiveness of the registrant's internal control over financial reporting, and management's assessment of the effectiveness of the registrant's internal control over financial reporting as of the end of the registrant's most recent fiscal year, including a statement as to whether or not internal control over financial reporting is effective. Please refer to Item 308 of Regulation S-K.

3. If you amend your 10-K in response to these comments, please consider the effect of that amendment on your conclusion as to the effectiveness of your disclosure controls and procedures and update that conclusion as needed. If you continue to believe that your disclosure controls and procedures are effective, please explain this conclusion to us in detail in your response.

Report of Independent Registered Public Accounting Firm, page F-1

4. We note that the opinion of MJF & Associates, APC only covers your financial statements as of September 30, 2017 and for the year then ended. However, you are required by Rule 8-02 of Regulation S-X to provide two full years of audited financial statements in your Form 10-K. Please amend your Form 10-K to include an auditor's report covering your financial statements as of and for the year ended September 30, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332, or Elizabeth (Lisa) Sellars, Staff Accountant at (202) 551-3348, or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products